40-33



Branch 18

811-00352 (Invesco Growth Fund)

RECD S.E.C.
JAN 3 2005
1086

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.

BEST AVAILABLE COPY

December 29, 2004



05003829

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by INVESCO Funds Group, Inc., INVESCO Distributors, Inc., INVESCO Institutional (N.A.), Inc., A I M Advisors, Inc. (1940 Act Registration No. 801-12313), and A I M Distributors, Inc. (1933 Act Registration No. 8-21323)

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of INVESCO Funds Group, Inc., INVESCO Institutional (N.A.), Inc., INVESCO Distributors, Inc., A I M Advisors, Inc. (1940 Act Registration No. 801-12313) and A I M Distributors, Inc. (1933 Act Registration No. 8-21323), a distributor, a copy of an **Order to Consolidate** in *Dolores Berdat, et al. v. INVESCO Funds Group, Inc., et al.* and *Fernando Papia, et al. v. A I M Advisors, Inc., et al*

Sincerely,

Stephen R. Rimes / v.v.

Stephen R. Rimes
Assistant General Counsel

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James H. Perry, SEC – Fort Worth

PROCESSED
FEB 10 2005
THOMSON
FINANCIAL

S:\srr\Litigation\Berdat, et al. v INVESCO and AIM\Corr\L-122904.SEC.doc
122904 (1) vxv

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION

DOLORES BERDAT, *et al.*,	§	
Plaintiffs,	§	
	§	
v.	§	CIVIL ACTION NO. H-04-2555
	§	
INVESCO FUNDS GROUP, INC.,	§	
et al.,	§	
Defendants.	§	

FERDINANDO PAPIA, *et al.*,	§	
Plaintiffs,	§	
	§	
v.	§	CIVIL ACTION NO. H-04-2583
	§	
AIM ADVISORS, INC., *et al.*,	§	
Defendants.	§	

ORDER

It is hereby **ORDERED** that the case styled *Ferdinando Papia, et al., versus AIM Advisors, Inc., et al.*, Civil Action No. H-04-2583 is **CONSOLIDATED** into the case styled *Dolores Berdat, et al., versus Invesco Funds Group, Inc., et al.*, Civil Action No. H-04-2555. It is further

ORDERED that all further filings by the parties shall be only in Civil Action No. 04-2555. It is further

ORDERED that the Clerk of Court shall file a copy of this Order in and shall administratively close Civil Action No. 04-2583. It is further

ORDERED that counsel for all parties in these consolidated cases shall appear before the court for an initial scheduling conference on **January 10, 2005 at 10:30 a.m.**

SIGNED at Houston, Texas, this 23rd day of **December, 2004**.



Nancy F. Atlas
United States District Judge